                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                         (AMENDMENT NO. ______________)

                            KRUG INTERNATIONAL CORP.
                            ------------------------
                              (Name of the Issuer)

                            KRUG INTERNATIONAL CORP.
                            ------------------------
                      (Name of Person(s) Filing Statement)

                 SENIOR SUBORDINATED ZERO COUPON NOTES DUE 2007
                 ----------------------------------------------
                                  AND WARRANTS
                                  ------------
                         (Title of Class of Securities)
                             501067 128; 501067 AAO
                             ----------------------
                      (CUSIP Number of Class of Securities)

                            ROBERT M. THORNTON, JR.,
                            KRUG INTERNATIONAL CORP.
                                   SUITE 1300
                              900 CIRCLE 75 PARKWAY
                             ATLANTA, GEORGIA 30339
                                 (770) 933-7000
                                 --------------

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 AUGUST 20, 1999
                                 ---------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
                   Transaction
                   Valuation (1)                 Amount Of Filing Fee (2)
--------------------------------------------------------------------------------
                  $ 3,915,375.00                        $ 784.00
--------------------------------------------------------------------------------

1. Based upon the purchase of 2,470,000 shares at $1.5625 per share and 30,000 shares at $2.00 per share. For purposes of determining this fee, the market value of the Common Stock proposed to be acquired in exchange for new securities of the registrant was established, in part, by multiplying the average high and low trading price of the Common Stock on the AMEX on August 19 1999 by 2,470,000.

2. The amount of the filing fee equals 1/50 of one percent of the value of the securities to be acquired, as provided in Regulation 240.0-11 of the Securities Exchange Act of 1934.

     [ ]   Check box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:                      Filing party:
                        ------------------                ----------------------
Form or registration no.:                    Date filed:
                         -----------------              ------------------------

ITEM 1.    SECURITY AND ISSUER.

           (a) The name of the issuer is KRUG International Corp., an Ohio corporation ("KRUG"), which has its principal executive offices at 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339. KRUG's telephone number is 770-933-7000.

           (b) The information required by this Item is incorporated by reference to information under the caption "Summary of the Exchange Offer - Common Stock," "Summary of the Exchange Offer - Maximum Number of Shares of Common Stock to be Accepted in the Exchange Offer," "Summary of the Exchange Offer - Exchange Consideration," and "Summary of the Exchange Offer - Potential Change of Control and Conflicts of Interest" (at pages 9 and 12 of the Exchange Offer).

           (c) The information required by this Item is incorporated by reference to information under the caption "Price Range of Common Stock and Dividend Policy" (at page 36 of the Exchange Offer).

           (d) This statement is being filed by the issuer, KRUG.

ITEM 2.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           (a) The information required by this Item is incorporated by reference to information under the caption "Risk Factors - Access to Cash - Uncertainly of Future Funding," "Risk Factors - Priority of Notes; Reduction in Shareholders' Equity" (at pages 29 and 30 of the Exchange Offer).

           (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

           (a) - (j) The information required by this Item is incorporated by reference to information under the captions "Special Factors Background of the Exchange Offer," "Special Factors - Purpose of the Exchange Offer", "Special Factors - Certain Effects of the Exchange Offer" and "The Exchange Offer - Effect of the Exchange Offer on the Market for the Common Stock; AMEX Listing; Registration Under the Exchange Act" (at pages 14, 16, 17 and 51 of the Exchange Offer).

ITEM 4.    INTEREST IN SECURITIES OF THE ISSUER.

           The information required by this Item is incorporated by reference to information under the caption "Repurchases of Common Stock" (at page 37 of the Exchange Offer).

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

                None

ITEM 6.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

           The information required by this Item is incorporated by reference to information under the caption "The Exchange Offer - Solicitation of Tenders; Expenses" (at page 61 of the Exchange Offer).

ITEM 7.    FINANCIAL INFORMATION.

           (a)(1) The information required by this Item is incorporated by reference to KRUG's Annual Report on Form 10-K for the fiscal year ended March 31, 1999.

           (a)(2) The information required by this Item is incorporated by reference to KRUG's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1999.

           (a)(3) & (4) This information required by this Item is incorporated by reference to information under the caption "Summary Financial Information" (at page 38 of the Exchange Offer).

           (b) The information required by this Item is incorporated by reference to information under the caption "Summary Financial Information," "Pro Forma Balance Sheet - March 31, 1999," "Pro Forma Balance Sheet - June 30, 1999," "Pro Forma Statements of Earnings Year Ended March 31, 1999" and "Pro Forma Statements of Earnings Quarter Ended June 30, 1999" (at pages 38, 41, 43, 45 and 46 of the Exchange Offer).

ITEM 8.    ADDITIONAL INFORMATION.

           (a) The information required by this Item is incorporated by reference to information under the caption "Special Factors - Certain Effects of the Exchange Offer" and "Special Factors - Potential Change of Control and Conflicts of Interest" (at pages 17 and 20 or the Exchange Offer).

           (b) The information required by this Item is incorporated by reference to information under the caption "The Exchange Offer Certain Conditions to the Exchange Offer" (at page 54 of the Exchange Offer).

           (c) The information required by this Item is incorporated by reference to information under the caption "The Exchange Offer Effect of the Exchange Offer on the Market for the Common Stock; AMEX Listing; Registration under the Exchange Act" (at page 51 of the Exchange Offer).

           (d) and (e) None.

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

           (a)             99.1     The Exchange Offer.

                           99.2     Letter of Transmittal.

                           99.3     KRUG's Letter to Shareholders.

                           99.4 KRUG's Letter to Securities Dealers, Commercial Banks, Trust Companies and other Nominees.

                           99.5     Nominee's Letter to Clients.

                           99.6     Notice of Guaranteed Delivery.

                           99.7     Press Release.

                           99.8 Guidelines for Certification of Taxpayer Identification Number.

                           99.9 Form of Trust Indenture is incorporated by reference to Exhibit T3C to the registrant's Form T-3 filed August 20, 1999.

                           99.10 Form of Senior Subordinated Zero Coupon Note due 2007.

                           99.11    Form of Warrant Agreement with attached
                                    Warrant.

              (b) None.

              (c) None.

              (d) None.

              (e) None.

              (f) None.

                                    SIGNATURE


           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            August 20, 1999

                                            KRUG International Corp.


                                            By:   /s/ Robert M. Thornton, Jr.
                                                  -----------------------------
                                                  Robert M. Thornton, Jr.
                                                  Chairman of the Board and
                                                  Chief Executive Officer